# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPGEN INC, CIK 0001293818
CUSIP: 68373L406
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 23219 Stringtown Road, Suite 300, Clarksburg, Maryland (MD), 20871
Date of event which requires filing of this statement: 08/08/2024
Filed by CIK 0002033707
Persons authorized to receive notices and communications: William Barnett, 60 Kavenish Dr., Rancho Mirage, California (CA), 92270, (442) 274-7571

## Reporting persons
- Tan Honjian (CIK 0002033707): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: working capital (WC); sole voting power 0; shared voting power 6,566,494; sole dispositive power 0; shared dispositive power 6,566,494; aggregate amount beneficially owned 6,566,494 (73% of the class)
  Comment: The securities are held of record by AEI Capital Ltd (the Reporting Person), a wholly owned subsidiary of AEI Capital Group Sdn. Bhd. John Tan Honjian, a director and CEO of AEI Capital Ltd, owns 80 percent of AEI Capital Group Sdn. Bhd. Mr. Tan shares beneficial ownership of the securities held on record by AEI Capital Ltd.
- AEI Capital Ltd (CIK 0002034863): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 6,566,494; shared voting power 6,566,494; sole dispositive power 0; shared dispositive power 6,566,494; aggregate amount beneficially owned 6,566,494 (73% of the class)
  Comment: The securities are held of record by AEI Capital Ltd (the Reporting Person), a wholly owned subsidiary of AEI Capital Group Sdn. Bhd. John Tan Honjian, a director and CEO of AEI Capital Ltd, owns 80 percent of AEI Capital Group Sdn. Bhd. Mr. Tan shares beneficial ownership of the securities held on record by AEI Capital Ltd.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: OPGEN INC
Address of issuer's principal executive offices: 23219 Stringtown Road, Suite 300, Clarksburg, Maryland (MD), 20871

## Item 2. Identity and Background
Name of person filing: This statement is filed by AEI Capital Ltd ("AEI"), a wholly owned subsidiary of AEI Capital Group Sdn. Bhd. and by John Tan Honjian, a director and CEO of AEI Capital Ltd and owner of 80 percent of AEI Capital Group Sdn. Bhd. Mr. Tan shares beneficial ownership of the securities held on record by AEI Capital Ltd. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: AEI's principal business address is PO Box 4342 Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The Reporting Person is a British Virgin Islands company.
Criminal convictions in the last five years: The Reporting Persons have not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are citizens of Malaysia and an entity incorporated in British Virgin Islands, respectively.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 6,566,494 Shares were converted from 2,736,039 shares of Series E Convertible Preferred Stock which were purchased by the Reporting Persons with own funds pursuant to a securities purchase agreement, dated as of August 30, 2024, by and between David Elliot Lazar, an individual and the Reporting Person (the "SPA"), wherein the Reporting Persons directly purchased 550,000 shares of Series E Convertible Preferred Stock and the rights to subscribe a further 2,450,000 Series E Convertible Preferred Stock from the Company for USD2,450,000 as further described in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.
The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs a-j of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 8,989,002 shares of Common Stock outstanding, which is the total number of Shares outstanding as of September 11, 2024, as disclosed by the Issuer's Transfer Agent.
As of the close of business on September 11, 2024, the Reporting Person beneficially owned 6,566,494 Shares.
Approximately 73%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:6,566,494
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 6,566,494
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On August 30, 2024, Mr. David Elliot Lazar entered into the SPA with the Reporting Person, pursuant to which the Reporting Person will acquire an aggregate of 550,000 shares of Series E Convertible Preferred Stock and the rights to purchase an additional 2,450,000 shares of Series E Preferred Stock. After the Closing, between August 5 and August 27, 2024, the Reporting Persons converted 2,736,039 shares of Series E Convertible Preferred Stock into 6,566,494 shares of common stock and it subsequently sold 263,961 shares of Series E Convertible Preferred Stock to a third party, which was converted to 633,506 shares of common stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The joint Filing Agreement is attached hereto as Exhibit A.

## Signatures
- Tan Honjian: /s/ Tan Honjian, Individual (09/23/2024)
- AEI Capital Ltd: /s/ Tan Honjian, CEO (09/23/2024)